UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HEWLETT-PACKARD COMPANY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT-PACKARD COMPANY 3000 HANOVER STREET PALO ALTO, CALIFORNIA 94304

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Hewlett-Packard Company 401(k) Plan
(formerly Hewlett-Packard Company Tax Saving Capital Accumulation Plan)
December 31, 2004 and 2003, and for the year ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

Hewlett-Packard Company 401(k) Plan
(formerly Hewlett-Packard Company Tax Saving Capital Accumulation Plan)

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003,
and for the year ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)
Signature

Exhibit

Exhibit 23 – Consent of Ernst & Young LLP, Independent Registerd Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Hewlett-Packard Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Hewlett-Packard Company 401(k) Plan (formerly Hewlett-Packard Company Tax Saving Capital Accumulation Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Jose, California
June 14, 2005

Hewlett-Packard Company 401(k) Plan (formerly Hewlett-Packard Tax Savings Capital Accumulation Plan) Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Cash	$--	$919,294,854
Investments, at fair value	8,068,624,270	2,966,450,258
Receivables:
Company contribution receivable	9,418,626	6,132,800
Amount due from brokers for securities sold	18,844,047	291,786
Interest and dividends receivable	3,709,463	1,954,406

Total receivables	31,972,136	8,378,992

Total assets	8,100,596,406	3,894,124,104

Liabilities
Amounts due to brokers for securities purchased	16,307,044	5,736,965
Other payables	2,943,998	--

Total liabilities	19,251,042	5,736,965

Net assets available for benefits	$8,081,345,364	$3,888,387,139

See accompanying notes.

Hewlett-Packard Company 401(k) Plan (formerly Hewlett-Packard Tax Savings Capital Accumulation Plan) Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2004

Additions
Contributions:
Participant	$439,825,536
Company	202,811,264
Rollover	34,828,993

Total contributions
677,465,793
Investment income:
Interest and dividends	164,119,209
Net realized and unrealized appreciation in
fair value of investments	471,710,971

Total investment income	635,830,180

Transfer from other plan	3,299,714,742

Total additions	4,613,010,715

Deductions
Benefits paid directly to participants	412,447,727
Administrative expenses and fees	1,911,092
Investment management fees	5,693,671

Total deductions	420,052,490

Net increase	4,192,958,225
Net assets available for benefits:
Beginning of year	3,888,387,139

End of year	$8,081,345,364

See accompanying notes.

Hewlett-Packard Company 401(k) Plan
(formerly Hewlett-Packard Tax Saving Capital Accumulation Plan)

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following brief description of the Hewlett-Packard Company 401(k) Plan (formerly Hewlett-Packard Company Tax Saving Capital Accumulation Plan) (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of Hewlett-Packard Company (the “Company”) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).

In May 2002, the Company acquired Compaq Computer Corporation (“Compaq”). At the time of acquisition, Compaq sponsored its own defined contribution plan named Compaq Computer Corporation 401(k) Investment Plan (the “Compaq Plan”). Effective January 1, 2004, the Compaq Plan merged into the Plan, and the Compaq Plan’s net assets, amounting to $3,299,714,742, were transferred into the Plan. The merged plan has been renamed Hewlett-Packard Company 401(k) Plan.

Effective January 1, 2004, assets of the Plan were mapped into new investment funds, which include an expanded menu of investment options within a new three-tier structure. Tier 1 includes four ready-made portfolios that represent different points on the risk/return spectrum. Tier 2 includes 14 institutional funds in a range of asset classes. Tier 3 includes 17 brand-name mutual funds spanning several investment categories. Additionally, the Plan continues to offer Company common stock as an investment option.

Effective January 31, 2004, the Company established a non-leveraged employee stock ownership plan (the “ESOP”) within the meaning of Internal Revenue Service Code Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit participants the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash. Participants in the Plan who were formerly participants in the Compaq Plan, but who did not become employees of the Company subsequent to the acquisition of Compaq are not eligible to participate in the ESOP.

Hewlett-Packard Company 401(k) Plan
(formerly Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

All employees are deemed to have elected a three percent compensation deferral effective on the first day of their employment unless the employee makes a change to that election in the manner prescribed by the Company.

Participants may annually contribute, on a pretax basis, up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the Code). The annual limitation was $13,000 for 2004.

Participants who are age 50 or older by the end of the plan year can contribute an additional $3,000 above the annual limitation. These “catch-up” contributions are not eligible for the Company match. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans.

The Company contributes 100% of the first 3% and 50% of the next 2% of compensation that each participant contributes to the Plan. The Plan uses a year-end “true-up” matching contribution feature to allow participants to receive the maximum matching contribution available by making up any loss in matching contributions resulting from the participant’s individual savings strategies. To be eligible to receive the year-end “true-up” match, the participant must be employed on the last day of the plan year. The “true-up” matching contribution was $9,418,626 for the year ended December 31, 2004.

Effective January 1, 2004, all contributions, including those made to the Company Stock Fund, are made in cash.

Vesting

Participants are one hundred percent vested in the Plan at all times.

Hewlett-Packard Company 401(k) Plan
(formerly Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) Company contributions and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. All amounts in participant accounts, including amounts invested in the Agilent Stock Fund prior to the June 2, 2000, spin-off of Agilent Technologies, Inc., are participant-directed.

However, effective June 2, 2000, no amounts may be directed into the Agilent Stock Fund. The Agilent Stock Fund was closed effective March 31, 2005. Proceeds from the liquidation of the fund were invested in the Stable Value Fund from which participants may redirect their investment, consistent with the Plan rules.

Participant Loans

The Plan offers two types of loans, namely general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s account and bear interest at a rate equal to the prevailing prime rate plus 1%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death or retirement, participants may elect to receive a lump-sum amount equal to the value of their account. Participants with account balances exceeding $5,000 may elect to receive a series of cash installment payments at their required beginning date. Lump-sum payments may be made in cash or shares of stock for distribution from both the Company Stock Fund and the Agilent Stock Fund. Hardship distributions and in-service withdrawals are permitted if certain criteria are met.

Hewlett-Packard Company 401(k) Plan
(formerly Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative and Investment Management Expenses

Certain fees and expenses of the Plan for legal, accounting and other administrative services are paid directly by the Company on behalf of the Plan. Other administrative fees and all investment management fees are charged to individual participants’ accounts. In connection with the change in investment structure, effective January 1, 2004, certain administrative fees and investment management fees related to Tiers 1 and 2 investment options are paid directly to the Plan’s investment managers and are reported separately on the statement of changes in net assets available for benefits. Prior to this change, investment management fees related only to institutional mutual funds and were deducted from the net asset values of the mutual funds. Therefore these fees were recorded as a component of the net realized and unrealized appreciation in the fair value of the Plan’s investments. Investment management fees charged by the Tier 3 mutual funds continue to be recorded as a component of the net realized and unrealized appreciation in 2004.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Except for investment contracts, the Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The shares of the common collective trust funds are valued at the quoted redemption value on the last business day of the plan year. Short term investments are valued at cost plus accrued interest, which approximates fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Hewlett-Packard Company 401(k) Plan
(formerly Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Investments in guaranteed investment contracts and synthetic investment contracts are stated at contract value, which approximates fair value, because they are fully-benefit responsive. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The guaranteed investment contracts are promises by an insurance company or bank to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Synthetic investment contracts consist of various fixed income investments, together with contracts under a bank or other institution, which provide for fully benefit-responsive withdrawals by plan participants at contract value. There are no limitations on liquidity guarantees, and no valuation reserves are being recorded to adjust contract amounts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31,
	2004	2003
Hewlett-Packard Company common stock	$810,232,925	555,140,844
Fidelity Magellan Fund	725,591,053	733,512,512
Fidelity Contrafund	454,973,081	364,996,709
Fidelity Growth & Income Portfolio	284,258,009	256,699,831
Vanguard Institutional Index Fund Plus	–	294,940,509
Vanguard PRIMECAP Fund	690,285,001	–
Fidelity Low-Priced Stock Fund	437,765,920	276,027,947
Vanguard Employee Benefit Index Fund	944,314,522	–
Dwight Target 2 Fund	433,680,009	–

Hewlett-Packard Company 401(k) Plan
(formerly Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

Notes to Financial Statements (continued)

3. Investments (continued)

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Registered investment companies	$351,761,599
U. S. government securities	(215,457)
Common stock	63,417,567
Company common stock	(80,488,324)
Common collective trust fund	137,235,586

$471,710,971

4. Guaranteed and Synthetic Investment Contract

Effective January 1, 2004, the Plan offers a Stable Value Fund, which invests in guaranteed investment contracts and synthetic investment contracts, to provide participants with a stable, fixed-rate return and protection of principal from market changes.

The average yield of the various investment contracts in the Stable Value Fund for 2004 was approximately 4.5%. The crediting interest rates at December 31, 2004 range from 3.19% to 7.84%. The interest rate paid by the issuer or contract rate may be fixed over the life of the contract or adjusted periodically, but cannot fall below 0%. The fair value of the guaranteed investment contracts, estimated by the issuers based on discounted cash flows, was $108,801,050 at December 31, 2004. The fair value of the underlying assets related to the synthetic investment contracts was $950,371,023, resulting in negative wrapper values totaling $10,154,670 at December 31, 2004.

Hewlett-Packard Company 401(k) Plan
(formerly Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 22, 2000, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Related Party Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2004, the Plan made purchases of approximately $514,207,468 and sales of approximately $178,628,045 of the Company’s common stock.

7. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Short-term investments
Mellon EB Temporary Investment	943,525	shares	$943,525
The Boston Company Pooled Employee Liquidity Fund	3,431,950	shares	3,431,950
UBSFNC CP 0% 1/05/05	5,200,000	shares	5,197,583
Danskbnk CP 0% 3/23/05	5,200,000	shares	5,167,575
Dreyfus Cash Management Portfolio	8,012,874	shares	8,012,874
* Fidelity Institutional Cash Portfolio	6,882,101	shares	6,882,101

			29,635,608
Registered investment companies
ICAP Equity Portfolio	1,327,720	shares	58,432,948
Templeton Foreign Admiral Fund	10,643,986	shares	130,601,711
Artisan International Fund	919,354	shares	20,354,505
Montag & Caldwell Growth Fund	180,574	shares	4,102,642
PIMCO High Yield Fund	2,833,521	shares	28,250,208
PIMCO Real Return Fund	3,915,478	shares	44,988,841
Vanguard PRIMECAP Fund	10,683,872	shares	690,285,001
American Funds New World Fund	536,569	shares	17,331,190
PIMCO Global Bond II Fund	1,204,068	shares	11,980,476
MFS International New Discovery Fund	3,760,797	shares	81,458,857
BNY Hamilton Small Cap Growth Fund	1,039,641	shares	16,156,018
Domini Social Equity Fund	2,194,748	shares	24,515,340
* Fidelity Magellan Fund	6,990,953	shares	725,591,053
* Fidelity Contrafund	8,018,560	shares	454,973,081
* Fidelity Growth & Income Portfolio	7,439,362	shares	284,258,009
* Fidelity Real Estate Investment Portfolio	3,212,236	shares	94,889,456
* Fidelity Low-Priced Stock Fund	10,876,172	shares	437,765,920
PIMCO Short Term Portfolio	642	shares	6,296
PIMCO Short Term Portfolio II	757,404	shares	7,649,779
PIMCO US Government Sector Portfolio	5,453,278	shares	58,949,935
PIMCO Mortgage Portfolio	4,570,017	shares	48,030,883
PIMCO Municipal Sector Portfolio	348,892	shares	3,590,103
PIMCO Real Return Bond Fund	1,107,529	shares	12,703,354
PIMCO Emerging Markets Fund	522,902	shares	5,893,108

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Registered investment companies (continued)
PIMCO International Portfolio	2,962,888	shares	$17,006,977
PIMCO Investment Grade Corporate Porfolio	606,513	shares	6,040,868
PIMCO Asset Backed Securities Fund	177,105	shares	1,886,170
Dodge & Cox Income Fund	5,740,865	shares	73,712,701
Lord Abbett Midcap Value Fund	692,353	shares	15,640,246
BNY Hamilton Small Cap	2,091,773	shares	32,506,154
Dodge & Cox Stock Fund	782,248	shares	101,864,317
* Fidelity Spartan Extended Market Index	366,090	shares	11,707,544
Vanguard Extended Market Index	4,630,198	shares	145,295,608

			3,668,419,299
Common stock
Agilent Technologies Inc.	1,941,900	shares	46,799,790
ATI Technologies Inc.	258,700	shares	5,016,193
UTI Worldwide Inc.	47,000	shares	3,196,940
Alliance Data Sys Corp	213,000	shares	10,113,240
American Tower Corp	134,500	shares	2,474,800
Autoliv Inc.	95,500	shares	4,612,650
Avocent Corp.	50,500	shares	2,046,260
Bio Rad Labs	39,300	shares	2,254,641
Central Garden & Pet	35,500	shares	1,481,770
Cephalon Inc.	42,300	shares	2,152,224
Certegy Inc.	58,500	shares	2,078,505
Choicepoint Inc.	87,000	shares	4,001,130
City National Corp.	30,700	shares	2,168,955
Cognex Corp.	62,100	shares	1,732,590
Cooper Cameron Corp.	43,000	shares	2,313,830
Corinthian Colleges Inc.	107,500	shares	2,025,838
Cymer Inc.	85,000	shares	2,510,900
Denbury Resources Inc.	81,000	shares	2,223,450
Donnelley R R & Sons Co.	75,500	shares	2,664,395
Embarcadero Tech Inc.	114,000	shares	1,072,740
Entercom Comm Corp.	67,000	shares	2,404,630

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Filenet Corp.	47,000	shares	$1,210,720
Formfactor Inc.	75,500	shares	2,049,070
Gentex Corp.	46,600	shares	1,725,132
Getty Images Inc.	92,100	shares	6,341,085
Graco Inc.	26,500	shares	989,775
Henry (Jack) & Assoc Inc.	155,000	shares	3,086,050
Houston Exploration Co.	37,100	shares	2,089,101
Human Genome Sciences Inc.	42,600	shares	512,052
Investors Finl Svcs Corp.	149,000	shares	7,447,020
Ishares TR Russell 2000	80,000	shares	10,360,000
Jefferies Group Inc.	72,600	shares	2,924,328
Lamar Advertising Co.	131,800	shares	5,638,404
Legg Mason Inc.	36,500	shares	2,673,990
Lincare Holdings Inc.	92,000	shares	3,923,800
Macrovision Corp.	39,500	shares	1,015,940
Macromedia Inc.	100,500	shares	3,127,560
Magellan Hlth Svcs Inc.	89,500	shares	3,057,320
Markel Corp.	16,500	shares	6,006,000
Martin Marietta Materials	79,000	shares	4,239,140
Mercury Interactive Corp.	90,500	shares	4,122,275
Mettler-Toledo Intl Inc.	57,400	shares	2,945,194
Microsemi Corp.	106,900	shares	1,855,784
Nbty Inc.	67,200	shares	1,613,472
National Instrument Corp.	27,700	shares	754,825
Ndchealth Corp.	64,000	shares	1,189,760
Old Dominion Freight Line	37,200	shares	1,294,560
Pacificare Health Sys Inc.	34,400	shares	1,944,288
Pactiv Corp.	96,000	shares	2,427,840
Patina Oil & Gas Corp.	92,600	shares	3,472,500
Patterson-Uti Energy Inc.	118,000	shares	2,295,100
Pediatrix Medical Group	65,900	shares	4,220,895
Radian Group Inc.	44,000	shares	2,342,560

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Regal Entertainment	113,000	shares	$2,344,750
Respironics Inc.	58,500	shares	3,180,060
Scp Pool Corp.	245,000	shares	7,815,500
Sapient Corporation	100,300	shares	793,373
Semtech Corp.	144,300	shares	3,155,841
Smith International Inc.	38,500	shares	2,094,785
Stericycle Inc.	84,700	shares	3,891,965
Tekelec	69,000	shares	1,410,360
Uap Holding Corp.	118,700	shares	2,049,949
Universal Compression Hld	61,400	shares	2,143,474
VCA Antech Inc.	167,000	shares	3,273,200
West Corp.	107,000	shares	3,542,770
Anteon International Corp.	55,500	shares	2,323,230
Edwards Lifesciences Corp.	72,000	shares	2,970,720
Advance Auto Parts Inc.	79,100	shares	3,455,088
Arbitron Inc.	52,000	shares	2,037,360
Business Objects SA SPON	86,000	shares	2,179,240
Cb Richard Ellis Group A	154,000	shares	5,166,700
Capitalsource Inc.	263,100	shares	6,753,777
Cognos Inc.	56,500	shares	2,489,390
Constellation Brands	83,400	shares	3,878,934
Corporate Executive BRD C	82,000	shares	5,489,080
Davita Inc.	286,300	shares	11,317,439
Education Managment Corp.	224,000	shares	7,394,240
Global Payments Inc.	101,000	shares	5,912,540
Hewitt Assoc Inc.	110,000	shares	3,521,100
Idex Corporation	46,100	shares	1,867,050
Informatica Corp.	287,500	shares	2,334,500
Ligand Pharmaceutica	147,000	shares	1,711,080
Marvel Enterprises Inc.	93,500	shares	1,914,880
Pmc-Sierra Inc.	122,500	shares	1,378,125
Ptek Holdings Inc.	115,000	shares	1,231,650

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common Stock (continued)
Pacer International Inc.	72,500	shares	$1,541,350
Quicksilver Res Inc.	26,500	shares	974,670
Radio One	93,500	shares	1,507,220
Resources Connection Inc.	46,000	shares	2,498,260
Sealed Air Corp.	54,000	shares	2,876,580
Silicon Image Inc.	46,500	shares	765,390
Skyworks Solutions Inc.	146,900	shares	1,385,267
Spectrasite Inc.	76,700	shares	4,440,930
Tempur Pedic Intl Inc.	79,200	shares	1,679,040
Todco	91,400	shares	1,683,588
Ucbh Holdings Inc.	57,900	shares	2,652,978
Primus Guaranty Ltd.	116,900	shares	1,915,991
Marvell Tech Group Ltd.	75,900	shares	2,692,173
Alcon Inc.	20,400	shares	1,644,240
Total Sa	10,260	shares	2,253,917
Allergan Inc.	25,600	shares	2,075,392
American Express Co.	67,000	shares	3,776,790
Amer Intl Group Inc.	82,000	shares	5,384,940
Amgen Inc.	49,100	shares	3,149,765
Apple Computer Inc.	50,500	shares	3,252,200
Bed Bath & Beyond Inc.	53,500	shares	2,130,905
Cadbury Schweppes PLC ADR	34,800	shares	1,311,960
Caremark RX Inc.	46,300	shares	1,825,609
Chicos Fas Inc.	60,500	shares	2,754,565
Coach Inc.	28,200	shares	1,590,480
Ebay Inc.	54,900	shares	6,383,772
Electronic Arts Inc.	100,700	shares	6,211,176
Genentech Inc.	61,200	shares	3,331,728
General Electric Co.	367,900	shares	13,428,350
Gilead Sciences Inc.	61,500	shares	2,151,885
Harman Intl. Ind. Inc. New	13,900	shares	1,765,300
Intl Bus Mach Corp.	74,500	shares	7,344,210

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Estee Lauder COS Inc.	40,300	shares	$1,844,531
Lennar Corp.	6,100	shares	345,748
Lexmark Intl. Inc.	14,200	shares	1,207,000
Lilly (Eli) & Co.	99,700	shares	5,657,975
Lowes COS Inc.	107,800	shares	6,208,202
Medimmune Inc.	29,500	shares	799,745
Merrill Lynch & Co. Inc.	103,000	shares	6,156,310
Microsoft Corp.	539,600	shares	14,412,716
Paychex Inc.	12,900	shares	439,632
Petsmart Inc.	102,200	shares	3,631,166
Procter & Gamble Co.	38,400	shares	2,115,072
Qualcomm Inc.	77,200	shares	3,273,280
Research In Motion Ltd.	26,100	shares	2,148,465
Roche Hldgs. Ltd. SPON ADR	24,800	shares	2,849,024
SAP AG SPON ADR	66,900	shares	2,957,649
Schlumberger Ltd.	62,100	shares	4,157,595
Schwab Charles Corp.	74,700	shares	893,412
Starbucks Corp.	65,100	shares	4,059,636
Suncor Energy Inc.	40,700	shares	1,438,067
Symantec Corp.	16,400	shares	422,464
United Parcel Svcs	32,400	shares	2,768,904
Univision Comm	59,200	shares	1,732,784
Whole Foods Market Inc.	33,800	shares	3,222,830
Williams-Sonoma Inc.	26,200	shares	918,048
Xm Satellite Radio	63,800	shares	2,400,156
Yahoo Inc.	225,000	shares	8,478,000
Target Corp.	68,000	shares	3,531,240
Adobe Systems Inc.	22,400	shares	1,405,376
Cisco Systems Inc.	367,900	shares	7,100,470
Costco Wholesale Corp.	30,500	shares	1,476,505
Dell Inc.	222,300	shares	9,367,722
Dreamworks Animation	5,000	shares	187,550

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Goldman Sachs Group Inc.	52,000	shares	$5,410,080
Google Inc.	20,900	shares	4,035,790
JP Morgan Chase & Co.	100,340	shares	3,914,263
Maxim Integrated Products	46,300	shares	1,962,657
Navteq Corp.	22,800	shares	1,057,008
Nextel Comm. Inc.	230,700	shares	6,921,000
Novartis AG SPON ADR	61,500	shares	3,108,210
Sirius Satellite Radio	51,100	shares	390,915
Unitedhealth Group Inc.	21,700	shares	1,910,251
Wellpoint Inc.	15,900	shares	1,828,500
Flextronics Intl. Ltd.	90,700	shares	1,253,474
Accenture Ltd.	63,900	shares	1,725,300
UBS AG REG	40,000	shares	3,353,600
Abbott Laboratories	114,900	shares	5,360,085
Ingersoll Rand Co.	50,400	shares	4,047,120
Alcoa Inc.	32,100	shares	1,008,582
Analog Devices Inc.	91,000	shares	3,359,720
Avaya Inc.	68,700	shares	1,181,640
Bank Of America Corporation	215,500	shares	10,126,345
Bank Hawaii Corp.	13,300	shares	674,842
Barr Pharmaceuticals Inc.	6,000	shares	273,240
Baxter Intl. Inc.	38,800	shares	1,340,152
Best Buy Co. Inc.	26,200	shares	1,556,804
Boeing Co.	35,100	shares	1,817,127
Bowater Inc.	50,700	shares	2,229,279
Canada Natl. Rail Co.	17,000	shares	1,041,250
Caterpillar Inc.	17,600	shares	1,716,176
Citigroup Inc.	275,800	shares	13,288,044
Coca Cola Enterprises Inc.	29,500	shares	615,075
Corning Inc.	166,300	shares	1,957,351
Countrywide Fin. Corp.	61,000	shares	2,257,610
Deere & Co.	15,800	shares	1,175,520

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Deutsche Telekom AG SPON	92,900	shares	$2,106,972
Dupont (Ei) De Nemours &	55,200	shares	2,707,560
Emc Corp.	45,900	shares	682,533
Esco Technologies Inc.	12,200	shares	935,130
First Data Corp.	79,300	shares	3,373,422
Forest Laboratories Inc.	55,400	shares	2,485,244
Franklin Resources Inc.	39,900	shares	2,779,035
General Dynamics Corp.	18,900	shares	1,976,940
General Mills Inc.	77,300	shares	3,842,583
Genuine Parts Co.	2,200	shares	96,932
Genzyme Corp.	64,900	shares	3,768,743
Gillette Co.	178,900	shares	8,011,142
Golden West Fin. Corp. DEL	31,000	shares	1,904,020
Guidant Corp.	4,200	shares	302,820
Halliburton Co.	75,300	shares	2,954,772
Hibernia Corp.	64,900	shares	1,915,199
Hospira Inc.	11,470	shares	384,245
Itt Industries Inc.	9,400	shares	793,830
Intel Corp.	182,500	shares	4,268,675
Iron Mountain Inc.	17,600	shares	536,624
Johnson Controls Inc.	16,100	shares	1,021,384
Kla Tencor Corp.	1,800	shares	83,844
King Pharmaceuticals Inc.	75,500	shares	936,200
Kohls Corp.	81,800	shares	4,022,106
Liberty Media New	93,700	shares	1,028,826
Liberty Media Intl	4,720	shares	218,206
Liz Claiborne Inc.	42,600	shares	1,798,146
Mdu Resources Group Inc.	13,500	shares	360,180
Marsh & Mclennan COS Inc.	46,500	shares	1,529,850
Medtronic Inc.	85,900	shares	4,266,653
Millennium Pharmaceutical	137,700	shares	1,668,924
Motorola Inc.	113,900	shares	1,959,080

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Nike Inc.	21,200	shares	$1,922,628
Occidental Petroleum Corp.	43,900	shares	2,562,004
Omnicom Group Inc.	25,200	shares	2,124,864
Pepsi Bottling Group Inc.	129,100	shares	3,490,864
Pfizer Inc.	247,700	shares	6,660,653
Prudential Financial Inc.	27,700	shares	1,522,392
Qwest Comm. Intl. Inc.	225,300	shares	1,000,332
Rohm & Haas Co.	46,900	shares	2,074,387
St. Paul Travelers COS Inc.	90,200	shares	3,343,714
Schering Plough Corp.	381,500	shares	7,965,720
Scientific-Atlanta Inc.	18,900	shares	623,889
Southwest Airlines Co.	11,400	shares	185,592
Sprint Corp.	46,700	shares	1,160,495
Staples Inc.	56,900	shares	1,918,099
State Street Corp.	50,500	shares	2,480,560
Txu Corp.	58,800	shares	3,796,128
Tektronix Inc.	31,400	shares	948,594
Temple-Inland Inc.	29,400	shares	2,010,960
Time Warner Inc.	147,600	shares	2,869,344
Tyco Intl. Ltd.	234,800	shares	8,391,752
UGI Corp. New	41,400	shares	1,693,674
Unionbancal Corp.	59,400	shares	3,830,112
United Technologies Corp.	23,400	shares	2,418,390
Wal Mart Stores Inc.	71,600	shares	3,781,912
Wyeth	22,000	shares	936,980
Xerox Corp.	86,500	shares	1,471,365
Yellow Roadway Corp.	37,600	shares	2,094,696
Petro Canada Com	61,100	shares	3,117,322
Verisign Inc.	40,200	shares	1,347,504
Aetna Inc.	21,500	shares	2,682,125
Altria Group Inc.	134,200	shares	8,199,620
Ch Robinson Worldwide Inc.	11,700	shares	649,584

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Capital One Fin Corp.	29,500	shares	$2,484,195
Cardinal Health Inc.	39,700	shares	2,308,555
Citizens Comm. Co.	219,600	shares	3,028,284
Comcast Corp.	79,700	shares	2,652,416
Conocophillips	29,100	shares	2,526,753
Devon Energy Corp.	61,800	shares	2,405,256
Entergy Corp.	9,700	shares	655,623
Exelon Corp.	142,700	shares	6,288,789
Exxon Mobil Corp	99,600	shares	5,105,496
Fox Entmt Group	15,700	shares	490,782
Fuelcell Energy Inc.	49,700	shares	492,030
Mbia Inc.	68,900	shares	4,359,992
Mckesson Corp.	74,400	shares	2,340,624
Medco Health Solutions	49,900	shares	2,075,840
Oracle Corp.	240,600	shares	3,301,032
Premcor Inc.	20,700	shares	872,919
SPDR Trust Series I	19,400	shares	2,344,878
Trw Automotive Hldgs. Corp.	35,900	shares	743,130
Valero Energy Corp.	62,200	shares	2,823,880
Verizon Comm Inc.	71,800	shares	2,908,618
Waste Management Inc.	56,600	shares	1,694,604
Alabama Natl Bancorp Del	2,500	shares	161,250
Alaska Air Group Inc.	3,400	shares	113,866
Alexander & Baldwin Inc.	6,200	shares	263,004
Amcore Fininancial Inc.	3,500	shares	112,630
Ametek Inc. New	16,200	shares	577,854
Analogic Corp.	7,300	shares	326,967
Ann Taylor Stores Corp	19,700	shares	424,141
Atwood Oceanics Inc.	13,800	shares	718,980
The Bisys Group Inc.	33,300	shares	547,785
Baldor Elec Co.	18,200	shares	501,046
Bank Mutual Corp.	20,200	shares	245,834

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Barnes & Noble	13,200	shares	$425,964
Be Aerospace Inc.	19,900	shares	231,636
Blount Intl. Inc.	14,200	shares	247,364
Briggs & Stratton Corp.	21,400	shares	889,812
Brookstone Inc.	32,450	shares	634,398
Brush Engineered Material	5,300	shares	98,050
Cabot Oil & Gas Corp.	4,000	shares	177,000
Cambrex Corp.	6,900	shares	186,990
Capital Sr. Living Corp.	31,300	shares	177,158
Carlisle COS Inc.	15,100	shares	980,292
Casey General Stores	26,200	shares	475,530
Castle (A.M.) & Co.	4,700	shares	56,118
Clarcor Inc.	2,400	shares	131,448
Commercial Vehicle Group	23,100	shares	504,273
Corus Bankshares Inc.	7,500	shares	360,075
Cost Plus Inc.	9,400	shares	302,022
Covance Inc.	8,400	shares	325,500
Cubic Corp.	12,400	shares	312,108
Cullen Frost Bankers Inc.	14,200	shares	690,120
Curtiss Wright Corporation	19,200	shares	1,102,272
Cytec Industries Inc.	18,200	shares	935,844
Ethan Allen Interiors Inc.	10,700	shares	428,214
Frontier Airlines Inc.	42,000	shares	479,220
Genesee & Wyoming	7,850	shares	220,821
Genlyte Group Inc.	2,200	shares	188,496
Georgia Gulf Corp.	5,900	shares	293,820
Gibraltar Industries Inc.	5,650	shares	133,453
Glatfelter	29,800	shares	455,344
Graftech Intl. Ltd.	43,600	shares	412,456
Graphic Packaging Corp.	46,900	shares	337,680
Grey Wolf Inc.	161,400	shares	850,578
Gulfmark Offshore Inc.	3,000	shares	66,810

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Haemonetics Corp. Mass	6,100	shares	$220,881
Helmerich & Payne Inc.	35,100	shares	1,194,804
Hexcel Corporation	48,000	shares	696,000
Hudson Highland Group Inc.	9,200	shares	264,960
Hughes Supply Inc.	10,400	shares	336,440
Interline Brands Inc.	15,200	shares	267,368
Intermagnetics Gen Corp.	5,400	shares	137,214
Invacare Corp.	7,000	shares	323,820
Itron Inc.	4,600	shares	109,986
Jlg Industries Inc.	19,300	shares	378,859
Journal Register Co.	11,400	shares	220,362
Kcs Energy Inc.	42,200	shares	623,716
Knbt Bancorp Inc.	23,600	shares	398,840
Key Energy Services Inc.	78,800	shares	929,840
Kirby Corp.	16,700	shares	741,146
Ladish Inc.	20,900	shares	240,141
Macdermid Inc.	16,000	shares	577,600
Marcus Corp.	13,000	shares	326,820
Material Sciences Corp.	19,600	shares	352,604
Mccormick & Schmk Sea Res	21,600	shares	363,960
Metrologic Instruments	6,100	shares	129,625
Micros Systems Inc.	8,100	shares	632,286
Minerals Technologies Inc.	10,100	shares	673,670
Modine Manufacturing Co.	32,700	shares	1,104,279
Moog Inc.	18,700	shares	848,045
Mueller Industries Inc.	10,000	shares	322,000
Myers Industries	7,700	shares	98,560
Nci Building Systems Inc.	20,200	shares	757,500
Nationwide Health PPTYS	38,500	shares	914,375
Navigators Group Inc.	12,100	shares	364,331
Om Group Inc.	10,500	shares	340,410
Orbital Sciences Corp.	39,700	shares	469,651

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Pam Transportaion	16,500	shares	$309,375
Pharmaceutical Product DE	12,100	shares	499,609
Philadelphia Cons. Hldg	3,200	shares	211,648
Pier 1 Imports Inc.	19,500	shares	384,150
Powell Industries Inc.	2,650	shares	48,999
Provident Bancshares Corp.	15,600	shares	567,372
Quaker Chemical Corp.	4,700	shares	116,748
Quanex Corp.	32,000	shares	2,194,240
Raymond James Fin. Inc.	12,600	shares	390,348
Rogers Corp.	20,100	shares	866,310
Roper Industries Inc.	2,400	shares	145,848
Sanfilippo (John B.) & Son	9,300	shares	239,754
School Specialty Inc.	18,200	shares	701,792
Selective Insurance Group	8,100	shares	358,344
Shaw Group Inc.	37,900	shares	676,515
Simpson Manufacturing Co.	14,000	shares	488,600
Skechers USA Inc.	34,500	shares	447,120
Southwest Bancorp Okla	2,800	shares	68,544
Steel Technologies Inc.	21,200	shares	583,212
Stewart Enterprises	60,100	shares	420,099
Teledyne Technologies Inc.	8,400	shares	247,212
Tennant Co.	12,600	shares	499,590
Trinity Industries Inc.	45,400	shares	1,547,232
URS Corp. New	18,800	shares	603,480
Universal Forest Products	18,300	shares	794,220
Valmont Industries Inc.	11,400	shares	286,254
Varian Inc.	8,400	shares	344,484
Vishay Intertechnology	22,500	shares	337,950
W Hldg. Co. Inc.	42,126	shares	966,370
Wabtec	33,400	shares	712,088
Warnaco Group Inc.	25,400	shares	548,640
Watsco Inc.	7,300	shares	257,106

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Webster Financial	8,200	shares	$415,248
West Pharmaceutical Svcs	4,700	shares	117,641
Westlake Chemical Corp.	13,200	shares	440,880
Woodhead Industries Inc.	9,900	shares	158,697
Woodward Governor Co.	11,900	shares	852,159
Yankee Candle Inc.	10,100	shares	335,118
Aqua America Inc.	4,200	shares	103,278
Aviall Inc.	4,100	shares	94,177
Enpro Industries Inc.	26,200	shares	774,734
Fmc Technologies Inc.	14,700	shares	473,340
Global Pwr Equip Group	54,300	shares	534,312
Grant Prideco Inc.	26,000	shares	521,300
Healthtronics Inc.	17,400	shares	184,962
Jones Lang Lasalle Inc.	21,500	shares	804,315
Keystone Automotive Inds	16,200	shares	376,650
Odyssey Re Hldgs Corp.	14,500	shares	365,545
PSS World Medical Inc.	13,200	shares	165,198
Playtex Product Inc.	93,000	shares	743,070
Range Resources Corp.	20,300	shares	415,338
Signature Bank	9,500	shares	307,420
Tetra Tech Inc.	8,200	shares	137,268
Freddie Mac	54,500	shares	4,016,650
Unova Inc.	44,900	shares	1,135,521
USF Corp.	3,200	shares	121,440

			881,969,667
Common/collective trusts
SSGA Bond Mkt. Ser	5,327,036	units	85,781,258
SSGA MSCI EAFE Fund	1,312,127	units	19,357,813
Capital Guardian Intl Eq	19,160,687	units	287,218,692
Vanguard Employee Benefit Index Fund	85,150,092	units	944,314,522

			1,336,672,285

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

U.S. government securities
FNMA Discount Note	$200,000 principal, 0%, due 3/16/05		$199,064
FNMA Discount Note	$400,000 principal, 0%, due 3/30/05		397,764
U.S. Treasury Bill	$750,000 principal, 0%, due 3/17/05		746,817
U.S. Treasury Note	$2,300,000 principal, 3.375%, due 12/15/08		2,292,723
U.S. Treasury Note	$5,100,000 principal, 3.875%, due 5/15/09		5,175,108
U.S. Treasury Note	$11,000,000 principal, 3.375%, due 10/15/09		10,891,716
GMAC Global	$1,500,000 principal, 7%, due 2/1/12		1,535,100

			21,238,292
Employer stock
* Hewlett-Packard Co.	38,637,717	shares	810,232,925

			810,232,925
Stable Value Fund Holdings:
Short-term investments
* Fidelity Institutional Cash Portfolio	11,015,504	shares	11,015,504

Common/collective trust
SEI Financial Management	134,368,075	units	134,368,075

Synthetic guaranteed investment contracts:

Underlying asset fair market values:
PIMCO Managed Stable Value Account Net Assets:
Registered investment companies:
PIMCO Asset Backed Securities Portfolio	118,070	shares	1,257,446
PIMCO Investment Grade Corporate Portfolio	516,371	shares	5,143,051
PIMCO Mortgage Portfolio	3,074,478	shares	32,312,759
PIMCO Muni Sector Portfolio	250,596	shares	2,578,632
PIMCO Short Term Portfolio II	462,959	shares	4,675,882

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

PIMCO International Portfolio	2,083,564	shares	$11,959,658
PIMCO Short Term Portfolio	69,237	shares	678,525
PIMCO US Government Sector Portfolio	3,748,742	shares	40,523,906
Dreyfus Cash Management Plus	1,064,059	shares	1,064,059
PIMCO Emerging Markets Fund	390,022	shares	4,395,553
PIMCO Real Return Bond Fund	779,641	shares	8,942,486
U.S. Government Obligations
U.S. Treasury Note	$8,100,000 principal, 3.375%, due 10/15/09		8,020,264
U.S. Treasury Note	$1,800,000 principal, 3.375%, due 12/15/08		1,794,305
U.S. Treasury Note	$3,700,000 principal, 3.875%, due 5/15/09		3,754,490
U.S. Treasury Bill	$500,000 principal, 0%, due 3/17/05		497,878
Short Term Investments
CBA Commercial Paper	$2,500,000 principal, 0%, due 3/15/05		2,485,012
FNMA Discount Note	$1,300,000 principal, 0%, due 3/09/05		1,294,508
BPCM Commercial Paper	$2,600,000 principal, 2.1%, due 1/03/05		2,599,545
Danskbank Commercial Paper	$2,500,000 principal, 0%, due 3/25/05		2,484,411
UBS Financial Commercial Paper	$1,100,000 principal, 0%, due 4/27/05		1,090,720
Other
Interest Rate Swap	$(30,400,000) principal, 6/15/06		(137,270)
Interest Rate Swap	$(2,300,00) principal, 6/15/25		(222,399)
Interest Rate Swaption	$(2,300,000) principal, 3.9%, call 1/31/05		(458)
Interest Rate Swaption	$(2,300,000) principal, 4.6%, put 1/31/05		(3,508)
Interest Receivable			65,710
Pending Trades, net			(4,761,191)
Accrued expenses			(49,388)

TOTAL NET ASSETS – PIMCO Managed Stable Value Account			132,444,586

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Dodge & Cox Stable Value Fund Net Assets:
Corporate Debt Securities:
Amerada Hes Co.	$500,000 principal, 7.875%, due 10/1/29	$591,603
Amerada Hes Co.	$325,000, 6.65%, due 8/15/11	357,394
Dow Chemical	$600,000 principal, 7.375%, due 11/1/29	727,970
International Paper	$650,000 principal, 5.25%, due 4/1/16	648,853
General Electric	$1,100,000 principal, 5%, due 2/1/13	1,128,562
Lockheed Martin	$700,000 principal, 8.5%, due 12/1/29	957,793
Raytheon	$550,000 principal, 7.2%, due 8/15/27	650,930
AOL Time Warner	$1,850,000 principal, 7.625%, due 4/15/31	2,238,058
Comcast Corp.	$1,775,000 principal, 5.3%, due 1/15/14	1,830,582
Time Warner	$875,000 principal, 8.375%, due 7/15/33	1,130,431
May Department Stores	$2,000,000 principal, 8.5%, due 6/1/19	2,460,630
Cardinal Health	$175,000 principal, 4%, due 6/15/15	155,893
CIGNA Corp.	$826,000 principal, 7.875%, due 5/15/27	1,001,290
CIGNA Corp.	$850,000 principal, 6.375%, due 10/15/11	925,321
HCA Inc.	$2,500,000 principal, 6.25%, due 2/15/13	2,521,920
Health Net Inc.	$525,000 principal, 8.375%, due 4/15/11	633,344
Amhome	$1,000,000 principal, 6.7%, due 3/15/11	1,125,961
Wyeth	$1,300,000 principal, 5.5%, due 2/1/14	1,344,964
Bank One Cap III	$500,000 principal, 8.75%, due 9/1/30	676,838
BankAmerica Cap II	$500,000 principal, 8%, due 12/15/26	548,216
CIT Group Inc.	$200,000 principal, 5.75%, due 9/25/07	210,251
Citicorp Cap II	$555,000 principal, 8.015%, due 2/15/27	614,217
Ford Motor Credit	$1,400,000 principal, 7.25%, due 10/25/11	1,501,396
Ford Motor Global	$1,100,000 principal, 7.375%, due 9/15/11	1,186,535
GMAC	$2,375,000 principal, 6.875%, due 9/15/11	2,433,883
Provident Company	$925,000 principal, 7.25%, due 3/15/28	875,281
Safeco Corp.	$273,000 principal, 7.25%, due 9/1/12	311,621
St. Paul Companies	$525,000 principal, 8.125%, due 4/15/10	613,186
UNUM Provident	$575,000 principal, 7.62%, due 3/1/11	602,313
EOP Oper	$625,000 principal, 4.75%, due 3/15/14	604,606

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

EOP Oper	$1,150,000 principal, 5.875%, due 1/15/13	$1,215,511
EDS	$625,000 principal, 6%, due 8/1/13	659,932
Xerox Corp.	$1,750,000 principal, 7.125%, due 6/15/10	1,890,000
Xerox Corp.	$600,000 principal, 9.75%, due 1/15/09	705,000
AT & T Corp.	$1,325,000 principal, 7.3%, due 11/15/11	1,525,406
AT & T Corp.	$1,850,000 principal, 8.5%, due 11/15/31	2,199,188
Boston Property Ltd.	$600,000 principal, 5.625%, due 4/15/15	618,463
Boston Property Ltd.	$550,000 principal, 6.25%, due 1/15/13	596,716
Burlington	$385,714 principal, 8.251%, due 1/15/21	479,505
Dow Chemical PTC	$725,000 principal, 4.027%, due 9/30/09	708,023
Federal Express	$685,000 principal, 6.72%, due 1/15/22	770,261
US Government Obligations
US Treasury Note	$5,000,000 principal, 1.5%, due 2/28/05	4,996,485
US Treasury Note	$7.500,000 principal, 1.625%, due 1/31/05	7,498,830
US Treasury Note	$3,000,000 principal, 4.275%, due 5/15/07	3,083,319
US Treasury Note	$13,800,000 principal, 6.25%, due 2/15/07	14,688,375
US Treasury Note	$5,000,000 principal, 6.75%, due 5/15/05	5,077,345
Government Agency Obligations
GSBA 504	$614,647 principal, 4.72%, due 2/1/24	614,556
FHLMC	$3,648,338 principal, 6%, due 3/1/18	3,821,430
FHLMC	$2,923,820 principal, 6.5%, due 7/1/16	3,096,158
FHLMC	$2,201,103 principal, 6%, due 2/1/19	2,306,013
FNMA	$1,762,774 principal, 6.5%, due 2/1/34	1,850,515
FNMA	$3,742,193 principal, 7%, due 8/1/32	3,973,315
FNMA	$3,724,738 principal, 7%, due 9/1/28	3,972,092
FNMA	$1,253,809 prinicpal, 5.6%, due 12/1/11	1,346,068
FNMA	$1,156,446 principal, 5.91%, due 2/1/12	1,249,501
FNMA	$769,723 principal, 6.03%, due 5/1/11	842,647
FNMA	$2,836,974 principal, 5.5%, due 2/1/18	2,939,820
FNMA	$2,996,741 principal, 6%, due 2/1/19	3,142,171
FNMA	$3,907,386 principal, 6%, due 5/1/18	4,097,009
FNMA	$1,998,066 principal, 6%, due 12/1/18	2,095,031
FNMA	$2,355,710 principal, 6.5%, due 9/1/17	2,498,472
FNMA	$3,419,024 principal, 6.5%, due 4/1/18	3,626,225

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

FNR 01-61 VR	$2,636,137	principal, 6%, due 1/25/11	$2,640,215
FNW 04-W2 5A	$1,946,144	principal, 7.5%, due 3/25/44	2,083,200
GSMPS 04-4 1A3	$1,640,447	principal, 8%, due 6/25/34	1,770,497
SBAP 93-20F	$1,211,024	principal, 6.65%, due 6/1/13	1,272,875
SBAP 98-20D	$1,123,419	principal, 6.15%, due 4/1/18	1,186,330
Short Term Investments
The Boston Company Pooled Employee Daily Liquidity Fund		842,750 shares	842,750
Other
Interest receivable	1,427,694
Accrued expenses	(57,037)

TOTAL NET ASSETS - Dodge and Cox Managed Stable Value Account			129,959,748

Common/collective trusts
Dwight Intermediate Core Plus		9,907,015 units	130,784,102
Dwight Target 5 Fund		7,522,598 units	123,502,578
Dwight Target 2 Fund		29,199,202 units	433,680,009

Total common/collective trusts	687,966,689

Total market value of underlying assets			950,371,023

Wrapper values
AIG Financial Products Corp. 245258		4.20% interest rate	(1,677,408)
CDC Financial Products 1423-01		4.20% interest rate	(1,684,802)
RABOBANK NEDERLAND CPQ090001		4.32% interest rate	(1,688,541)
ROYAL BANK OF CANADA NYDW109		4.32% interest rate	(1,722,760)
STATE ST BK & TR CO Boston 100003		4.24% interest rate	(1,692,269)
UBS AG 2752		4.32% interest rate	(1,688,890)

Total wrapper values			(10,154,670)

Total contract value of synthetic guaranteed investment contracts			940,216,353

Hewlett-Packard Company 401(k) Plan
(formerly known as Hewlett-Packard Company Tax Savings Capital Accumulation Plan)

EIN: 94-1081436 PN: 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Guaranteed investment contracts
Bayerische GIBLB 00-005	7.53% interest rate	$6,752,859
Bayerische GIBLB00005B	7.84% interest rate	10,492,858
CDC Financial Products BRI 0423-04	7.09% interest rate	10,145,153
GE Life And Annuity ASR C GIC GS3435	7.66% interest rate	13,937,770
Hancock John Mut. Life Ins. Co. GIC 15119	6.47% interest rate	10,296,301
Massachusetts Mutual GIC GICO 35056	7.21% interest rate	13,441,837
Metropolitan Life Inc. Co. GIC 2884706901	3.19% interest rate	10,484,552
New York Life Insurance Co. GIC GA31257	6.24% interest rate	6,317,293
New York Life Insurance Co. SEP GA27007	7.06% interest rate	13,390,027
Principal Life Insurance Co. GIC 41915904	6.08% interest rate	12,526,298

Total guaranteed investment contracts		107,784,948

Total Stable Value Fund		1,193,384,880

* Participant loans	Interest rates ranging from 4.50% – 28.88%, maturing through 2033	127,071,314

	$8,068,624,270

* Indicates party-in-interest to the Plan.

Note: Column (d), cost, has been omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT-PACKARD COMPANY
401(k) PLAN
June 29, 2005	/s/ Ann O. Baskins
———————————————
ANN O. BASKINS
Senior Vice President, General Counsel
and Secretary